CAMBER ENERGY, INC. 10-K

Exhibit 21.1

Subsidiaries

CATI Operating, LLC, a Texas limited liability company, which is wholly-owned.

CEI Operating LLC, a Texas limited liability company, which is wholly-owned.

Camber Permian LLC, a Texas limited liability company, which is wholly-owned.

CE Operating, LLC, an Oklahoma limited liability company, which is wholly-owned.